News for Immediate Release

Electrovaya Announces Details of Annual and Special Meeting

Toronto, Ontario - March 21, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF) announces participation details for its annual and special meeting (the "Meeting") of holders of common shares of the Company to be held on March 25, 2022 at 4:00 p.m at the Company's head office located at 6688 Kitimat Rd., Mississauga, ON, L5N 1P8.

The Company values all of its shareholders' input and thanks all stakeholders in advance for their votes by proxy and their efforts to reduce the spread of COVID-19. In order to mitigate risks of COVID-19 and to the health and safety of shareholders, management, and the community at large, the Company, with regret, strongly discourages shareholders from physically attending the Meeting and asks that all shareholders vote by proxy prior to the Meeting.

Registered shareholders may and are encouraged to vote by mail, fax or email, by completing and returning a signed proxy using the instructions provided in the Company's Form of Proxy, which was mailed to registered shareholders and has been made available on the Company's profile at www.sedar.com. Beneficial owners whose shares are registered in the name of an intermediary may vote by following the instructions provided to them by such intermediary. Comprehensive information with respect to how both registered and non-registered shareholders may vote in advance of the meeting is available in the company's management information circular, also available on the Company's profile at www.sedar.com.

The Meeting is not a "virtual meeting". Electrovaya will enable shareholders to listen to the meeting procedure by audio-only webinar, although shareholders joining the meeting will not be able to participate (including not being able to vote on any resolutions) in the meeting other than by listening. Any shareholders wishing to do so may follow the link or dial-in number below. Following the close of the meeting, the company will provide a corporate update presentation.

Please click the link below to join the webinar:
Electrovaya Webinar - Passcode: 482770

Dial-In: (for higher quality, dial a number based on your current location):

Canada: +1-204-272-7920 or +1-438-809-7799 or +1-587-328-1099 or +1-647-374-4685 or +1-647-558-0588 or +1-778-907-2071

US: +1-253-215-8782 or +1-301-715-8592 or +1-312-626-6799 or +1-346-248-7799 or +1- 646-558-8656 or +1-669-900-6833

Webinar ID: 851 8429 5192 - Passcode: 482770

International numbers available: https://electrovaya.zoom.us/u/keETlohDKU

Investor and Media Contact:
Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.